UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Livent, Inc.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   537902 10 8
                                 (CUSIP Number)


                                 Laura S. Sarah
Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110 (617) 951-6600
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 12, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  537902 10 8

1.   NAME OF REPORTING PERSON - Thomas H. Lee Equity Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                         7.    SOLE VOTING POWER
                                               0
NUMBER OF
SHARES                                   8.    SHARED VOTING POWER
BENEFICIALLY                                   2,199,283 (See Item 5)
OWNED BY
EACH                                     9.    SOLE DISPOSITIVE POWER
REPORTING                                      0
PERSON WITH
                                        10.    SHARED DISPOSITIVE POWER
                                               2,199,283 (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,199,283 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.36%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON - THL Equity Advisors Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                        7.    SOLE VOTING POWER
                                              0
NUMBER OF
SHARES                                  8.    SHARED VOTING POWER
BENEFICIALLY                                  2,199,283  (See Item 5)
OWNED BY
EACH                                    9.    SOLE DISPOSITIVE POWER
REPORTING                                     0
PERSON WITH
                                       10.    SHARED DISPOSITIVE POWER
                                              2,199,283 (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,199,283 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.36%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON - THL Equity Trust

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                         7.    SOLE VOTING POWER
                                               0
NUMBER OF
SHARES                                   8.    SHARED VOTING POWER
BENEFICIALLY                                   2,199,283 (See Item 5)
OWNED BY
EACH                                     9.    SOLE DISPOSITIVE POWER
REPORTING                                      0
PERSON WITH
                                        10.    SHARED DISPOSITIVE POWER
                                               2,199,283 (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,199,283 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.36%

14.  TYPE OF REPORTING PERSON

     OO

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON -THL-CCI Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                         7.    SOLE VOTING POWER
                                               0
NUMBER OF
SHARES                                   8.    SHARED VOTING POWER
BENEFICIALY                                    464,352  (See Item 5)
OWNED BY
EACH                                     9.    SOLE DISPOSITIVE POWER
REPORTING                                      464,352  (See Item 5)
PERSON WITH
                                        10.    SHARED DISPOSITIVE POWER
                                               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     464,352  (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.04%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 537902 10 8

1.   NAME OF REPORTING PERSON - THL Investment Management Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (D) OR 2(E)                                                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                         7.    SOLE VOTING POWER
                                               0
NUMBER OF
SHARES                                   8.    SHARED VOTING POWER
BENEFICIALLY                                   464,352  (See Item 5)
OWNED BY
EACH                                     9.    SOLE DISPOSITIVE POWER
REPORTING                                                         0
PERSON WITH
                                        10.    SHARED DISPOSITIVE POWER
                                               464,352  (See Item 5)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     464,352  (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.04%

14.  TYPE OF REPORTING PERSON

     CO

                                  SCHEDULE 13D

         Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, without par value (the "Shares") of Livent, Inc., an Ontario corporation (the "Issuer"). The principal executive offices of the Issuer are located at 165 Avenue Road, Toronto, Ontario M5R 3S4, Canada.

         Item 2.  Identity and Background.

(a) - (c) and (f)

         This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Partners, L. P., a Delaware limited partnership ("Equity Partners"),
(2) THL Equity Advisors Limited Partnership, a Massachusetts limited partnership ("Equity Advisors"), (3) THL Equity Trust, a
Massachusetts business trust ("Equity Trust"), (4) THL-CCI Limited Partnership, a Massachusetts limited partnership ("CCI"), and (5) THL Investment Management Corp., a Massachusetts corporation
("Management Corp.").

         The address of each of Equity Partners, Equity Advisors, Equity Trust, CCI and Management Corp. is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

         Equity Partners is principally engaged in the business of investment in securities. Equity Advisors is principally engaged in the business of serving as general partner of Equity Partners. Equity Trust is principally engaged in the business of serving as general partner of Equity Advisors. CCI is principally engaged in the business of investment in securities. Management Corp. is principally engaged in the business of serving as general partner of CCI.

         Due to an existing arrangement between Equity Partners, Equity Advisors and Equity Trust, each of Equity Partners, Equity Advisors and Equity Trust could be deemed to be the beneficial owner of all Shares beneficially owned by Equity Partners. Equity Advisors and Equity Trust each disclaim beneficial ownership of such Shares.

         Due to an existing arrangement between CCI and Management Corp., each of CCI and Management Corp. could be deemed to be the beneficial owner of all Shares beneficially owned by CCI. Management Corp. disclaims beneficial ownership of such Shares.

         Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e)

         None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

         None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Each of Equity Partners and CCI received certain Shares pursuant to the Investors Agreement dated as of February 3, 1995, among the Issuer, Equity Partners and CCI (filed hereto and made a part hereof as Exhibit 4) for the total consideration of $22,326,757. Equity Partners and CCI obtained funds to make the purchase described herein through capital contributions from their investors.

         Item 4.  Purpose of Transactions.

         Equity Partners and CCI purchased the Shares for general investment purposes. Equity Partners and the CCI retain the right to change their investment intent. Equity Partners and CCI entered into the agreements discussed below (collectively, the "Agreements") to effect certain changes in the ownership and management of the Issuer. Subject to market conditions and other factors, Equity Partners and the CCI may acquire or dispose of shares of the Issuer from time to time in future open-market, privately negotiated or other transactions.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         On June 12, 1998, Equity Partners, CCI, Garth H. Drabinsky ("Drabinsky"), Myron I. Gottlieb ("Gottlieb"), Roy L. Furman ("Furman"), David
R.  Maisel  ("Maisel"),  Lynx  Ventures  L.P.,  a Delaware  limited  partnership
("Lynx"), and the Issuer entered into a Shareholders Agreement (the "Shareholders Agreement") (filed hereto and made a part hereof as Exhibit 2), pursuant to which each of them agreed that if Lynx determines to sell shares, then each of the other parties to the agreement have the right to participate in such sale.

         On June 12, 1998, Equity Partners, CCI and Lynx entered into a Voting, Right of First Offer and Waiver Agreement (the "THL Agreement") (filed hereto and made a part hereof as Exhibit 3), pursuant to which Lynx granted to Equity Partners and CCI participation rights on a sale by Lynx of shares of common stock of the Issuer, and Equity Partners and CCI agreed to waive certain covenants obtained by them from the Issuer in 1995 pursuant to the Investors Agreement, dated February 1995 (filed hereto and made a part hereof as Exhibit
4), and the Shareholders Agreement, dated February 3, 1995 among Drabinsky, Gottlieb, Equity Partners and CCI (filed hereto and made a part hereof as Exhibit 5). Under the THL Agreement, each of Lynx, Equity Partners and CCI is also required to support the other's choice of nominees for the Board of Directors of the Company.

         Item 5.  Interest in Securities of the Issuer.

(a) and (b)

         By virtue of the Shareholders Agreement, Lynx, Furman, Maisel, Drabinsky, Gottlieb, Equity Partners and CCI may be deemed to share voting power with respect to 13,976,885 (50.23%) of the 22,562,610 outstanding shares of the Issuer on the date hereof (the "Outstanding Shares') (plus the full exercise of the warrants and options held by Drabinsky and Gottlieb and convertible debt securities held by Equity Partners and CCI, subject to their complete terms). Each of Equity Partners and CCI expressly disclaims the existence of such shared power.

         By virtue of the Shareholders Agreement, Equity Partners, CCI, Lynx, Furman, Maisel, Drabinsky and Gottlieb may constitute a "group" within the meaning of Rule 13d(5)(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group.

         By virtue of the THL Agreement, Equity Partners and CCI may be deemed to share voting power with respect to 8,633,635 (34.30%) of the Outstanding Shares (plus the full exercise of convertible debt securities held by Equity Partners and CCI, subject to their complete terms). Each of Equity Partners and CCI expressly disclaims the existence of such shared power.

         By virtue of the THL Agreement, Equity Partners, CCI and Lynx may constitute a "group" within the meaning of Rule 13d(5)(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). As a member of a group, each of Equity Partners and CCI may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Each of Equity Partners and CCI expressly disclaims beneficial ownership of such shares held by any other members of such group.

         Equity Partners holds 2,199,283 Shares, including 1,261,026 Shares and Convertible Notes of the Issuer immediately convertible into 938,257 Shares, representing approximately 9.36% of the outstanding Shares. Equity Partners has shared voting power and shared dispositive power with respect to such Shares.

         Each of Equity Advisors and Equity Trust could be deemed to share the power to vote or to direct the voting of, and may be deemed, pursuant to the attribution rules of Rule 13d-3 of the Exchange Act, to share the power to dispose or to direct the disposition of the Shares held by Equity Partners. Each of Equity Advisors and Equity Trust disclaim beneficial ownership of such Shares.

         CCI holds 464,362 Shares, including 266,246 Shares and Convertible Notes of the Issuer immediately convertible into 198,106 Shares, representing approximately 2.04% of the outstanding Shares. CCI has shared voting power and shared dispositive power with respect to such Shares.

         Management Corp. could be deemed to share the power to vote or to direct the voting of, and may be deemed, pursuant to the attribution rules of Rule 13d-3 of the Exchange Act, to share the power to dispose or to direct the disposition of the Shares held by CCI.
Management Corp. disclaims beneficial ownership of such Shares.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)      Not applicable.

(e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

         Except for the agreements described Items 3 and 4, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits division of profits or less, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:        Joint filing agreement among the Reporting Persons.

         Exhibit 2: Shareholders Agreement, dated as of June 12, 1998, among Equity Partners, CCI, Lynx, Furman, Maisel, Drabinsky and Gottlieb (previously filed as Exhibit 7 to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 7, 1998 and incorporated herein by reference thereto).

         Exhibit 3: Voting, Right of First Offer and Waiver Agreement, dated as of June 12, 1998, among Equity Partners, CCI, Lynx, Furman, Maisel, Drabinsky and Gottlieb (previously filed as Exhibit 12 to the Schedule 13D filed with the SEC on July 7, 1998 and incorporated herein by reference thereto).

         Exhibit 4: Investors Agreement dated as of February 3, 1995, among the Company, Equity Partners and CCI (previously filed as Exhibit 2(ii)(f) to the Form F-1 filed with the SEC on February 12, 1996 and incorporated herein by reference thereto).

         Exhibit 5: Shareholders Agreement, dated as of February 3, 1995, among Drabinsky, Gottlieb, Equity Partners and CCI (Previously filed as Exhibit 2(kk)(d) to the Form F-1, filed with the SEC on February 12, 1996 and incorporated herein by reference thereto).

                                   Schedule A


         Each of the following individuals is a United States citizen, and with the exception of John W. Childs, Glenn H. Hutchins and Steven G. Segal, is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts, 02109.

         Steven G. Segal and John W. Childs are employed by JW Childs Associates, One Federal Street, Boston, Massachusetts, 02110.

         Glenn H. Hutchins is employed by the Blackstone Group, 345 Park Avenue, New York, New York, 10154.

THL Equity Trust

Officers:

Chairman:                           Thomas H. Lee
                                    31 Old Farm Road, Lincoln, MA  01773


President:                          David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

Vice Presidents:                    C. Hunter Boll
                                    45 Fletcher Street, Winchester, MA  01890

                                    Thomas R. Shepherd
                                    172 Harvard Road, Stow, MA  01775

                                    Anthony J. DiNovi
                                    3 Ravine Road, Wellesley, MA  02181

                                    Thomas M. Hagerty
                                    256 Beacon Street, Apt. #4, Boston, MA 02116

                                    Joseph J. Incandela
                                    139 Abbott Road, Wellesley Hills, MA  02181

                                    Scott A. Schoen
                                    191 Kings Grant Road, Weston, MA  02193

                                    Warren C. Smith, Jr.
                                    38 Coolidge Lane, Dedham, MA  02026


                                    Glenn H. Hutchins
                                    c/o The Blackstone Group
                                    345 Park Avenue, New York, NY, 10154

                                    Steven G. Segal
                                    42 Nobscot Road, Newton, MA  02159

Treasurer:                          Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Treasurer:                Andrew D. Flaster
                                    4 Fairfield Drive, Lexington, MA  02173

Clerk:                              Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Clerks                    Charles W. Robins, Esq.
                                    50 Lehigh Road, Wellesley, MA  02181

                                    James Westra, Esq.
                                    5 Stage Hill Road, Wenham, MA  01984

                                    Jeffrey S. Wieand, Esq.
                                    1695 Lowell Road, Concord, MA  01742

Trustees:                           Thomas H. Lee
                                    31 Old Farm Road, Lincoln, MA  01773

                                    David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

                                    John W. Childs
                                    c/o JW Childs Associates
                                    One Federal Street, Boston, MA  02110

THL Investment Management Corp.

Chief Executive Officer:            Thomas H. Lee
                                    31 Old Farm Road, Lincoln, MA  01773

Chairman of the Board:              Thomas H. Lee
                                    31 Old Farm Road, Lincoln, MA  01773

President:                          David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

Vice Presidents:                    C. Hunter Boll
                                    45 Fletcher Street, Winchester, MA  01890

                                    Anthony J. DiNovi
                                    3 Ravine Road, Wellesley, MA  02181

                                    Thomas M. Hagerty
                                    256 Beacon Street, #4,  Boston, MA  02116

                                    Joseph J. Incandela
                                    139 Abbott Road, Wellesley Hills, MA

                                    Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

                                    Scott A. Schoen
                                    191 Kings Grant Road, Weston, MA  02193

                                    Thomas R. Shepherd
                                    172 Harvard Road, Stow, MA  01775

                                    Warren C. Smith, Jr.
                                    38 Coolidge Lane, Dedham, MA  02026

                                    Scott M. Sperling
                                    4 Moore Road, Wayland, MA  01778

                                    Seth W. Lawry
                                    370 Concord Avenue, Weston, MA  02193

                                    Kent R. Weldon
                                    134 West Newton Street, Boston, MA  02118

Treasurer:                          Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Treasurer:                Andrew D. Flaster
                                    4 Fairfield Drive, Lexington, MA  02173

Clerk:                              Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Clerks:                   Jeffrey S. Wieand
                                    1695 Lowell Road, Concord, MA  01742

                                    Charles W. Robins
                                    50 Lehigh Road, Wellesley, MA 02181

                                    James Westra
                                    5 Stage Hill Road, Wenham, MA  01984

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                                   THOMAS H. LEE EQUITY PARTNERS, L.P.

                                   By: THL Equity Advisors Limited Partnership,
                                       its General Partner
                                   By:  THL Equity Trust, its General Partner


                                   By:      /s/ C. Hunter Boll
                                   Name:  C. Hunter Boll
                                   Title:   Vice President


                                   THL EQUITY ADVISORS LIMITED PARTNERSHIP

                                   By:  THL Equity Trust, its General Partner


                                   By:       /s/ C. Hunter Boll
                                   Name:    C. Hunter Boll
                                   Title:       Vice President


                                   THL EQUITY TRUST


                                   By:       /s/ C. Hunter Boll
                                   Name:    C. Hunter Boll
                                   Title:       Vice President


                                   THL-CCI LIMITED PARTNERSHIP

                                   By:  THL Investment Management Corp.,
                                        its General Partner

                                   By:     /s/ Thomas H. Lee
                                   Name:    Thomas H. Lee
                                   Title:

                                   THL INVESTMENT MANAGEMENT CORP.


                                   By:         /s/ Thomas H. Lee
                                   Name:  Thomas H. Lee
                                   Title: Chief Executive Officer and Chairman
                                          of the Board

                            Exhibit 1 to Schedule 13D
                                  Livent, Inc.

                                    AGREEMENT

     Agreement made this 8th day of July, 1998, by and between each of the undersigned.

     WHEREAS, each of the undersigned is required to file a Schedule 13D with respect to ownership of securities in Livent, Inc.; and

     WHEREAS,  each of the  undersigned  is  individually  eligible  to use this
Schedule 13D;

     NOW, THEREFORE, the undersigned agree to file only one Schedule 13D reflecting their combined beneficial ownership of securities in Livent, Inc.

                                   THOMAS H. LEE EQUITY PARTNERS, L.P.

                                   By: THL Equity Advisors Limited Partnership,
                                       its General Partner
                                   By:  THL Equity Trust, its General Partner


                                   By:       /s/ C. Hunter Boll
                                   Name:  C. Hunter Boll
                                   Title:     Vice President

                                   THL ADVISORS LIMITED PARTNERSHIP

                                   By:  THL Equity Trust, its General Partner


                                   By:       /s/ C. Hunter Boll
                                   Name:  C. Hunter Boll
                                   Title:     Vice President

                                   THL EQUITY TRUST


                                   By:       /s/ C. Hunter Boll
                                   Name:  C. Hunter Boll
                                   Title:     Vice President

                                   THL-CCI LIMITED PARTNERSHIP

                                   By:    THL Investment Management Corp.,
                                          its General Partner


                                   By:   /s/ Thomas H. Lee
                                   Name:  Thomas H. Lee
                                   Title:


                                   THL INVESTMENT MANAGEMENT CORP.


                                   By:   /s/ Thomas H. Lee
                                   Name:  Thomas H. Lee
                                   Title: Chief Executive Officer and
                                          Chairman of the Board